Pagaya & EJ FA SPAC Home Social Media Guidelines Pagaya & EJFA SPAC First, a few words from our Founders Filed by Pagaya Technologies Ltd. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: EJF Acquisition Corp. (SEC File No.: 001-40113) Date: September 15, 2021

Hi Pagayans, A little over five years ago, we started Pagaya with a bold vision: build a leading AI network to enable better financial outcomes for our partners and their customers. Since then, we have been scaling and growing our organization and AI technology to expand our business across the financial services landscape. We are happy to share some exciting news with you about an important moment in our journey ‘-ii . Today, we announced plans to become a publicly traded company via a partnership with EJFA, a Special Purpose Acquisition Company (SPAC). You can read the full press release here. We believe that we are strongly positioned for our next phase of growth. We spent many months looking for a partner that could help accelerate our growth and keep our momentum going. EJFA is a perfect fit for us as a partner because of its deep expertise in the financial market Few startups make it this far and this wouldn’t be possible without your partnership and collaboration. Thank you for all your trust, hard work, and contributions to Pagaya SO NOW WHAT This is just the beginning. Today’s action is a significant step in our journey to empower our partners to fulfill their customers’ financial goals. We have a lot of work ahead of us and we can’t lose sight of what has made Pagaya stand out and what will continue to fuel our success: continuous learning, innovation, and focus on our partners. This doesn’t make us a public company yet. As part of the signing, there are several steps that are needed to close the transaction, but we expect that we’ll close in early 2022. We are publicly announcing our intent to go public and how we plan to achieve this. We know you might have a lot of questions, so we’ve put together FAQs (below) to help address some of your immediate ones. We may not have all the answers today, and we will continue to update you as more information is available. If you have any questions not covered via the FAQ, feel free to submit them here. OUR ASK OF YOU Today’s announcement will likely lead to increased media and investor interest in our company. It’s important that we speak in one voice, so please DO NOT speak to the media n and refer all media and investor inquiries to media@RagE_‘f.a.com. We want to emphasize that no employee may speak on behalf of the company to these audiences or utilize any social media platforms to talk about this news. Make sure to review our Social Media guidance here. This is a critical time and we are being watched very closely by the media, market, investors, partners, etc. We are looking forward to continuing growing our “One Pagaya” family and together creating value for our many stakeholders now and well into the future. This wouldn’t be possible without you Gal, Avital,    and Yahav FAQs ‘7.

THE SPAC PROCESS Our decision to go public is just one stop on our journey as a business, it is not a destination. We are building Pagaya for the long-term and this will enable us to reach a broader pool of talent, gain access to more capital to grow our business, and increase . sustainability of our business. , INTERNAL & EXTERNAL COMMUNICATIONS It is important to preserve the confidentiality of details of the transaction as we work toward a closing and become a publicly listed company. 0 Therefore, its is important that no one discuss the transaction details or respond to inquiries from external parties. All questions and inquiries should be directed to media@Jli!ggv.a.com. PAGAYAN EQUITY Nothing related to your terms of employment or equity agreements are changing at this point in the process, and we will be sure to update all of you with any changes as soon as we can. The People team is putting together an equity training, which should roll out in Q4. .J.: IMPACT TO BUSINESS, PARTNERS, & INVESTORS We know many of you will have questions about how this impacts our current partners, shareholders, fund investors, and business as a whole. This is a process- and this announcement is just the first step. Our external relationships are incredibly important to us and will continue to remain a priority throughout this process. If you are actively interacting with external partners, stay tuned for more FAQs and trainings. Top 5 FAQs 1. What is a SPAC? A SPAC is a “special purpose acquisition company,” also known as a “blank check” company, that raises a pool of capital in an I PO and then searches for a company to “take public” by investing the proceeds. A “SPAC” is simply another way in which a company can go public. Once the SPAC’s I PO raises capital that money is safely invested into an interest-bearing trust account until its founders or management team finds a private company looking to go public through an acquisition. Pagaya is the company our SPAC has identified to partner with to go public. Once the transaction is complete, Pagaya will retain its name and will be listed on Nasdaq under a new ticker symbol. CD

2. Why did we choose a SPAC?
While there are many options for a company to go public, we chose the SPAC route because we found a partner that we feel will work and scale with us. We feel that this SPAC partnership is the best way forward for Pagaya’s current business and strategic plans.
3. Can I speak about this externally (to the press, friends and family, on social media, etc.}?
The confidentiality of details in this transaction is very important and the company is now subject to additional regulatory requirements. Therefore, no one is authorized to answer any questions from or converse with external parties on this transaction.
We anticipate a wide range of coverage and ask that Pagayans only reshare articles shared by our Comms team via Slack in the #newsroom channel. Why? Because we want to ensure the accuracy of the information, we are now subject to additional regulatory requirements on what we are permitted to say and how we use the information.
If you are approached with questions regarding this subject, make sure to direct the inquiry to:
• Media/Press: Dana Bodine at dana.bodine@QSgav.a.com. If media/press reach out to you directly, please forward all correspondence to media@pagaya.com.
• Investor Relations: ICR team at pagayair@icrinc.com.
• External Partners: Ben Blatt (Partnerships) at benjamin.blatt@~gav.a.com and Nicole Douillet at nicole.douillet@Qggav.a.com in the US and Israel Azriel in IL israel.azriei@Q.2gav.a.com.
As for friends and family. we know they are a huge part of our lives and the Pagaya community! Of course we want to share this exciting news with them. Please only share public information (what is included in the official Qress release announcing the transaction and the authorized information) with them. Again, the confidentiality of details on this transaction and Pagaya should not be shared.
4. What does this mean for my options/equity?
As a reminder, this is just a step in the process of going public, the announcement of this agreement does not make us a public company yet. More details about options, share price, etc., will be provided as we get closer to the closing of the transaction. We will update Pagayans as soon as we have the appropriate information.

5. Can I liquidate/sell my stock upon closing of the transaction?
The short answer is no, not yet. We will be hosting equity trainings in Q4, and sharing more details closer to the event around how and when Pagayans can sell stock.
-?—The SPAC Process
Who is our SPAC Partner and why did we select them?
We will be partnering with EJFA, whom we’ve been building a relationship with for several months, and feel we couldn’t have a better partner. EJFA is focused on partnering with businesses in financial services, with particular emphasis on businesses that offer a differentiated technology platform. Their acquisition criteria is strongly aligned with our business and values-competitive industry positioning, durable business model, and growth potential.
Does this announcement mean we are a public company? A
Not yet. Following the signing there are several steps that must occur before the transaction can close and Pagaya becomes a publicly listed company. It is currently anticipated that the closing will be completed in early 2022.
Will anything change in our day to day with this agreement? A
It is business as normal at Pagaya and let’s stay focused. Most of us will not see much change in our day-to-day jobs. Those will continue on and the opportunity for growth at Pagaya will also continue on. You will see additional compliance and other requirements come through to align us with various regulatory obligations.
,/ Internal & External
‘ Communications

How do we talk: about this to potential candidates?
It is business as normal at Pagaya. While there are many options for a company to go public, we’ve decided to become a public company through a merger with EJFA, a SPAC. We have chosen this alternative because we believe that it provides us with greater access to capital, expands our reach to talent, and supports our strategic initiatives that enable future growth.
I work: with external partners, how should I speak: with them?
If you are actively interacting with external partners, stay tuned for more FAQs and trainings from Dana Bodine.
What communications can we expect next during the IPO process?
We have a central team that is focused on providing proactive communications to our employees about this announcement and subsequent next steps. If you have questions that you feel are not addressed in the various forums that we will leverage to communicate to you, please reach out to comms@pagaya.com
Pagayan Equity
Will our current employment contracts/offer letters/equity agreements be affected by this deal?
No, the transaction does not change the terms of your employment.
What are the tax impacts of having options in a public company?
We will provide additional details as we get closer to the closing.

Does this change in status impact employees on work visas? (us only}
Your status should not change as a result of the transaction, however if you are on a work visa in the US, please reach out to your local People Partner to identify next steps that you may need to take to update your current visa.
Pagaya in the News

PRESS COVERAGE Join us in Slack at #newsroom for up-to-date media coverage and templates you can use to reshare! SOCIAL MEDIA GUIDELINES Click here to view our guide HAVE QUESTIONS? Reach out to comms@Pagaya.com.

Forward-Looking Statements This document includes “forward looking statements” within the meaning of the ‘‘safe harbor” provisions of the United States Private Securities Litigation Reform Act c·f 1995. Forward-looking statements may be identified by the use of words such as “forecast” “intend,” “seek,” “target” “anticipate,” “believe,” “could,” “continue,” “expect,” ‘‘estimate,” “may,” “plan,” “outlook,” “future” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward looking statements include estimated financial information. Such forward looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of EJFA, Pagaya or the combined company after completion of the proposed business combination are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Agreement and Plan of Merger providing for the business combination (the “Agreement’) and the proposed business combination contemplated thereby; (2) the inability to complete the transactions contemplated by the Agreement due to the failure to obtain approval of the shareholders of EJFA or other conditions to closing in the Agreement: (3) the ability to meet Nasdaq’s listing standards following the consummation of the transactions contemplated by the Agreement: (4) the risk that the proposed transaction disrupts current plans and operations of Pagaya as a result of the announcement and consummation of the transactions described herein: (5) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees: (6) costs related to the proposed business combination: (7) changes in applicable laws or regulations; (8) the possibility that Pagaya may be adversely affected by other economic, business, and/or competitive factors: and (9) other risks and uncertainties indicated from time to time in other documents filed or to be filed with the SEC by EJFA. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. EJFA and Pagaya undertake no commitment to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. Any financial information or projections in this communication are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Pagaya’s and EJFA’s control_ The inclusion of financial information or projections in this communication should not be regarded as an indication that Pagaya or EJFA, or their respective representatives and advisors, considered or consider the information or projections to be a reliable prediction of future events. The financial information included in this communication has been taken from or prepared based on Pagaya’s historical financial statements. Pagaya’s historical financial statements have been audited by Ernst & Young in accordance with generally accepted auditing standards in Israel and prepared in conformity with U.S. Generally Accepted Accounting Principles. Pagaya·s historical financial statements have not been audited in accordance with the Public Company Accounting Oversight Board (“PCAOB”) standards or prepared in accordance with Regulation S-X promulgated under the Securities Act of 1933, as amended_ Pagaya cannot assure you that, had the historical financial information included in this communication been compliant with Regulation S-X and audited in accordance with PCAOB standards. there would not be differences, and such differences could be material. An audit of Pagaya’s financial statements in accordance with PCAOB standards is currently in process and will be included in the proxy statement/prospectus with respect to the business combination. Accordingly, there may be material differences between the presentation of Pagaya’s historical financial statements included in this communication and in the proxy statement/prospectus, including with respect to, among others, the method of accounting for, off balance sheet items, timing of revenue recognition and asset classification. Non-Solicitation This document is not a proxy statement or solicitation or a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange, I he securities of Pagaya, EJFA or the combined company, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Important Information and Where to Find It In connection with the proposed business combination between Pagaya and EJFA, Pagaya intends to file a registration statement on Form F-4 that will include a preliminary proxy statement to be distributed to shareholders of EJFA in connection with EJFA’s solicitation of proxies for the vote by its shareholders with respect to the proposed business combination. After the registration statement has been filed and declared effective by the Securities and Exchange Commission (the “SEC”), EJFA will mail a definitive proxy statement I prospectus to its shareholders as of the record date established for voting on the proposed business combination and the other proposals regarding the proposed business combination set forth in the proxy statement. Pagaya or EJFA may also file other documents with the SEC regarding the proposed business combination. Before making any investment or voting decision, shareholders and other interested persons are advised to read, when available, the registration statement and preliminary proxy statement I prospectus and any amendments thereto, and the definitive proxy statement I prospectus in connection with EJFA’s solicitation of proxies for the special meeting to be held to approve the transactions contemplated by the proposed business combination because these materials will contain important information about Pagaya, EJFA and the proposed transaction. Shareholders will also be able to obtain a copy of the preliminary proxy statement I prospectus and the definitive proxy statement I prospectus once they are available, without charge, at the SEC’s website at www.sec.gov, or at Pagaya’s website at www.pagaya.com, or by directing a request to: EJF Acquisition Corp., 2107 Wilson Boulevard, Suite 410, Arlington, Virginia 22201. Participants in the Solicitation Pagaya and EJFA and their respective directors and officers may be deemed participants in the solicitation of proxies of EJFA’s shareholders in connection with the proposed business combination. EJFA’s shareholders, Pagaya’s shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Pagaya and EJFA at Pagaya·s website at www.pagaya.com, or in EJFA’s registration statement on Form S-1 filed on February 18, 2021, respectively. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to EJFA’s shareholders in connection with the proposed transaction will be set forth in the proxy statement I prospectus for the transaction when available_ Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the proxy statement I prospectus filed with the SEC in connection with the proposed business combination